Exhibit 99.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for shares or other securities of NIO Inc. (the “Company”). Prospective investors should read the listing document dated February 28, 2022 (the “Listing Document”) for detailed information about the Company.

Unless otherwise defined in this announcement, capitalized terms in this announcement shall have the same meanings as those defined in the Listing Document.

NIO Inc.

(A company controlled through weighted voting rights and
incorporated in the Cayman Islands with limited liability)
(Stock Code: 9866)

SECONDARY LISTING BY WAY OF INTRODUCTION
ON THE MAIN BOARD OF

THE STOCK EXCHANGE OF HONG KONG LIMITED

Liquidity Arrangements regarding the Average Daily Trading Volume of
Our Class A Ordinary Shares on the Hong Kong Stock Exchange

Joint Sponsors

The Company issues this announcement to provide updates on the average daily trading volume of our Class A ordinary shares on the Hong Kong Stock Exchange.

Prospective investors in our Class A ordinary shares should refer to the Listing Document (including the section headed “Risk Factors” contained in the Listing Document), the formal notice dated February 28, 2022 (the “Formal Notice”), the announcement regarding previous trading day trading information in respect of the ADSs on the NYSE dated March 10, 2022 (the “March 10 Announcement”), the announcements in relation to liquidity arrangements regarding the average daily trading volume of our Class A ordinary shares on the Hong Kong Stock Exchange dated March 17, 2022 (the “March 17 Announcement”) and March 24, 2022 (the “March 24 Announcement”), respectively, issued by the Company.

INTRODUCTION

Reference is made to the Listing Document, the Formal Notice, the March 10 Announcement, the March 17 Announcement and the March 24 Announcement issued by the Company.

As at the date of this announcement, there are approximately 1,669,020,852 ordinary shares outstanding, comprising of approximately 1,520,520,852 Class A ordinary shares (excluding the Class A ordinary shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our Stock Incentive Plans) and 148,500,000 Class C ordinary shares.

LIQUIDITY ARRANGEMENT REGARDING AVERAGE DAILY TRADING VOLUME OF OUR CLASS A ORDINARY SHARES ON THE HONG KONG STOCK EXCHANGE

Dealings in our Class A ordinary shares on the Hong Kong Stock Exchange commenced on March 10, 2022.

As stated in the section headed “Market Arrangements to Facilitate Dealings in Hong Kong” of the Listing Document, the Bridging Period (being the 30-day period from and including the Listing Date) started from 9:00 a.m. on March 10, 2022 and will end at 4:10 p.m. on April 8, 2022.

The following table sets forth the average daily trading volume and average daily turnover of our Class A ordinary shares on the Hong Kong Stock Exchange from March 25, 2022 to March 31, 2022.

	Average daily trading volume of our Class A ordinary shares (shares)	Average daily turnover of our Class A ordinary shares (in millions) (HKD $)	Average daily trading volume of our Class A ordinary shares (as a percentage of the total issued share capital of the Company) (%)
March 25, 2022 to March 31, 2022	112,167	18.59	0.01

As stated in the section headed “Market Arrangements to Facilitate Dealings in Hong Kong” of the Listing Document, the March 10 Announcement, the March 17 Announcement and the March 24 Announcement, the Company will release further announcement on April 7, 2022 on liquidity arrangements regarding the average daily trading volume of our Class A ordinary shares on the Hong Kong Stock Exchange.

By Order of the Board
NIO Inc.
Bin Li
Founder, Chairman and Chief Executive Officer

Hong Kong, March 31, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Bin Li as the Chairman, Mr. Lihong Qin, Mr. James Gordon Mitchell as the directors, and Mr. Hai Wu, Mr. Denny Ting Bun Lee and Ms. Yu Long as the independent directors.

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